Exhibit 7.01

Balanced ____ Standard Opportunistic Value _____ Concentrated Opportunistic Value __

Account # ____________

Roumell Asset Management, LLC Investment Advisory Agreement

This Investment Advisory Agreement, the (“Agreement”), dated as of , 20 _, is by and between Roumell Asset Management, LLC (“Adviser”), also referred to as “RAM” or the “Firm,” an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 (“Advisers Act”) and (“Client”).

1. Services of Adviser

By execution of this Agreement, Client hereby establishes an Investment Advisory Account (“Account”) and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client’s stated objectives and financial goals. In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Standard Opportunistic Value Account (up to 100% invested into stocks), or (b) Concentrated Opportunistic Value Account (which seeks to be invested in a smaller number of stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities). That said, RAM does not provide comprehensive financial planning services. Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Standard Opportunistic Value Account, or (b) Concentrated Opportunistic Value Account, or (c) Balanced Account Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts (“ADR”), Exchange Traded Funds (“ETF”), Unit Investment Trusts (“UIT”), and/or Real Estate Investment Trusts (“REIT”). The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings. On a quarterly basis, these statements will include a category titled “Performance Summary”.

2. Standard of Care

In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client’s account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client’s rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA. Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser’s management of the Account.

3. Custody

As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. (“Raymond James”). Raymond James will act as the custodian of the client’s assets and will execute the purchase and sale transactions in the client’s account. RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides. Raymond James charges $9.95 unlimited shares; $2 per bond for a trade (unlimited number of bonds); and $19.95 per mutual fund trade for non-platform listed mutual funds. Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms’ research. In such instances, clients will typically pay three cents per share in addition to Raymond James’ transaction cost. Such trades are unusual and not the norm. Finally, in limited cases, and always at RAM’s discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4. Confidential Relationship

All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5. Service to Other Clients

It is understood that Adviser performs investment advisory services for other clients. Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client’s Account, so long as it is Adviser’s policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

6. Proxies and Class Action Lawsuits

RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations. First, RAM will vote on proposals regarding closed-end investment companies that seek to open-end such funds (i.e., convert to a traditional mutual fund) or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds’ net asset value (NAV). Additionally, RAM may vote company proposals when the proposal pertains to a change of control, including those with proxy contests with competing director slates, or replacing particular directors, or in certain other special situations where RAM deems voting to be appropriate or otherwise consistent with its investment philosophy. Other than these specific situations, RAM will not vote company proxies. Nevertheless, if RAM is granted authority to vote proxies, and RAM was required to vote proxies for situations other than those described above, RAM will vote such proxies in the manner that serves the best interests of their clients in accordance with this policy. Client may contact RAM to obtain information about how it voted. RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof. However, to the extent there is a class action with potentially meaningful monetary proceeds RAM will assist clients with submitting the required paperwork. If the client opts-out of RAM’s third-party vendor proxy voting solution, the custodians who hold securities on behalf of RAM’s clients will send proxy and class action information directly to the client. In the event RAM receives any such material on a client’s behalf, RAM will promptly forward the material to the client. A copy of RAM’s proxy voting policies and procedures is available upon request.

7. Fees

RAM’s fees are payable quarterly in advance and are based on the following annualized fee schedule:

Opportunistic Value and Balanced Accounts:
First $1mm	1.30%
Assets over $1mm	1.00%

Fees are computed based on the value of the account on the last day of the preceding quarter. The fee is prorated for a partial quarter. Multiple household accounts are aggregated for purposes of determining the appropriate fee. Adviser and Raymond James are hereby authorized to deduct from Client’s Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee. All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc. Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.

8. Limitation of Responsibility

Raymond James’ responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client. Client authorizes Adviser to act as Client’s agent to buy or sell investments for the Client’s Account.

9. Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client’s investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client’s responsibility to notify Adviser if such considerations are relevant to the Client’s overall financial circumstances.

10. Authority to Contract

If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the “Authorized Person”) represents that he or she is fully authorized to execute this agreement with the Adviser.

11. Termination of Agreement

This Agreement may not be modified or amended except in writing and signed by both Adviser and Client. Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement. Upon termination, any prepaid fees will be pro- rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12. Assignment of Agreement

No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

13. Notices

Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser. All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

14. Acknowledgment of Adviser’s ADV Part 2A & 2B

Client hereby acknowledges receipt of a copy of Part 2A & 2B of Adviser’s Form ADV and Privacy Notice.

15. Governing Law

The internal law of Maryland will govern this agreement. However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

16. Severability

The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account (select one)

Balanced

These accounts are composed of equity, fixed income and cash investments. This option is typically chosen when the account represents a significant percentage of a client’s overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account. On average, balanced accounts hold between 25 and 30 stocks (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

___ Standard (65/35 Equity/Fixed Income & Cash) OR

___ (75/25) OR ___ (55/45) ___ (30/70)

Opportunistic Value

These accounts can have up to 100% of assets invested in stocks and will often include opportunistic fixed income investments. Opportunistic Value accounts typically hold between 30 and 35 stocks. A more concentrated strategy is available where accounts typically hold a smaller number of stocks (approximately 20 to 25). Opportunistic Value accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

        Standard Opportunistic Value OR ___Concentrated Opportunistic Value

Investment Restrictions:

Link this Account with Related Accounts:

Investment Experience (Circle: N-None, L-Limited, M-Moderate, E-Extensive)

Equities	N	L	M	E
Bonds	N	L	M	E
Options/Futures	N	L	M	E
Mutual Funds	N	L	M	E
Annuities	N	L	M	E
Margin Trading	N	L	M	E

Investment Objective and Associated Risk Tolerance (choose one)		Time Horizon (choose one)
Capital Preservation	____ Low	3-5 years*
Income	____ Low ____ Medium ____ High	5-10 years
Growth	____ Medium ____ High	> 10 years
Speculation	____ High

*Individuals with a time horizon less than three years should not open an account with RAM.

If your portfolio declined in value by 10% during the course of a year, how do you think you would respond?

I could not tolerate this type of decline in value and would then invest more conservatively. While I would be uncomfortable with this decline in value, I would not consider investing more conservatively.

I would accept this decline in value, as part of the long-term investment process, and not make changes to my portfolio as long as I felt I was still on track to achieve my long-term goal.

Accepted By:
	Client Name	Client Signature	Date
Accepted By:
	Client Name	Client Signature	Date
Accepted By:
		Adviser	Title